AB 3/6

[redacted]

10029608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bond Lane Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11726 SAN VICENTE BLVD., SUITE 300
(No. and Street)

Los Angeles (City) California (State) 90049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

863 Flat Shoals Rd SE, Ste C-369 (Address) Conyers (City) GA (State) 30094 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/2010

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David O. Higley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bond Lane Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET F. MCINTYRE
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1656343
LOS ANGELES COUNTY
My Comm. Exp. May 3, 2010

Signature

MANAGING PARTNER & PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOND LANE PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2009 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

BOND LANE PARTNERS, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
BOND LANE PARTNERS, LLC

We have audited the statement of financial condition of Bond Lane Partners, LLC as of December 31, 2009 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bond Lane Partners, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 5, 2010

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-503-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

BOND LANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	78,810
Accounts receivable		20,000
TOTAL ASSETS		98,810

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	98,810
TOTAL	$	98,810

See Independent Auditors' Report and
Notes to Financial Statements.

BOND LANE PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:		
M&A revenue	$	178,535
Consulting		30,000
Total		208,535
OPERATING EXPENSES:		
Rent		6,375
Legal and professional fees		4,000
Taxes, licenses and regulatory fees		635
Office		37
Bank charges		28
Total expenses		11,075
NET INCOME	$	197,460

See Independent Auditors' Report and
Notes to Financial Statements.

BOND LANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBER'S EQUITY, JANUARY 1	$	-
Net income		197,460
2009 Member's contributions		26,350
2009 Member's distributions		(125,000)
MEMBER'S EQUITY, DECEMBER 31	$	98,810

See Independent Auditors' Report and
Notes to Financial Statements.

BOND LANE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:		
Net income	$	197,460
Adjustments to reconcile net income to net cash flow provided by operating activities:		
Increase in accounts receivable		(20,000)
Net cash provided by operating activities		177,460
INVESTING ACTIVITY - member contributions		26,350
FINANCING ACTIVITY - member distributions		(125,000)
NET INCREASE IN CASH		78,810
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	78,810

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bond Lane Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on August 24, 2009. The Company was organized as a California limited liability company (LLC).

Basis of Presentation

The firm engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis in the digital media industry.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2. REVENUE

Merger and acquisition revenue is derived when the Company enters into an agreement to introduce its clients to potential qualified investors to purchase either debt or equity securities. M&A revenue for the year ended December 31, 2009 is $178,535.

Consulting revenue is derived by the Company when clients hire the Company to provide strategic planning and consulting services to clients' management and/or board of directors. Consulting revenue for the year ended December 31, 2009 is $30,000.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $78,810, which was $73,810 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was -0-%.

4. **RELATED PARTY TRANSACTIONS**

The sole member contributed $26,350 for the year ended December 31, 2009 which is reflected on the statement of changes in member's equity. The sole member received distributions of $125,000 for the year ended December 31, 2009 which is reflected on the statement of changes in member's equity.

5. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **SEC RULE 17A-5(e)(4) REQUIREMENTS RELATED TO SIPC ASSESSMENT**

The Company had gross revenues of less than $500,000, thus, no SIPC reconciliation or agreed-upon procedures is provided in the audit.

BOND LANE PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 98,810
DEDUCTIONS AND/OR CHARGES:	
Nonallowable asset - accounts receivable	(20,000)
NET CAPITAL	$ 78,810
AGGREGATE INDEBTEDNESS -	- 0 -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	73,810
Excess net capital at 1,000 percent	73,810
Percentage of aggregate indebtedness to net capital	0.00%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2009.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
BOND LANE PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Bond Lane Partners, LLC (the "Company"), as of and for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@WJBCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Atlanta, Georgia
February 5, 2010